Exhibit 19.1

BRAINSTORM CELL THERAPEUTICS INC.

POLICY ON TRADING OF SECURITIES AND PUBLIC DISCLOSURES

Brainstorm Cell Therapeutics Inc. (“Brainstorm”) is a publicly traded company, hence, there are numerous obligations and restrictions imposed on Brainstorm, its subsidiaries and its Board of Directors and all employees of Brainstorm and its subsidiaries (collectively, “Brainstorm personnel”) by federal securities laws with respect to trading of securities of Brainstorm and its subsidiaries and public disclosure of Brainstorm-related matters. The following policy regarding securities trading and public disclosures requirements is applicable to all Brainstorm personnel.

1.Prohibition Against Trading on Material Non-Public Information. If you are aware of material information relating to Brainstorm which is not publicly available, you are strictly prohibited from (i) buying or selling Brainstorm securities and (ii) directly or indirectly disclosing such information to any other persons (“tipping”).

“Material information” includes any matter which an investor would consider important (either positive or negative) in determining whether to purchase, sell or hold securities. Examples of information that might be deemed material include, but are not limited to, the following:

●	merger, acquisition, joint venture, partnerships, strategic alliances, collaborations or investment proposals, discussions, negotiations or agreements;
●	annual or quarterly financial results;
●	earnings estimates;
●	significant expansion or curtailment of operations;
●	material information regarding an existing or potential customer or partner;
●	unusual borrowings;
●	public or private securities offerings;
●	litigation (pending or threatened);
●	changes in senior management or members of the Board of Directors;
●	information concerning clinical trials and their results, intellectual property, regulatory approvals or other developments (positive or negative), product or technological plans, developments or agreements;
●	listing on or delisting from a stock exchange;
●	stock splits or reverse stock splits; or
●	similar information concerning a subsidiary, business unit or investment.

Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be cleared in advance with the Chief Financial Officer of the Company.

From time to time, you may also come into possession of material information concerning a third party, such as a potential business partner or acquisition target of Brainstorm or a subsidiary, and you shall not trade in securities of such third party until such information is made publicly available by the third party.

The foregoing restrictions also apply unequivocally to all members of your immediate family, any family member sharing your home address and any corporation, partnership, trust or other entity owned or controlled by you. You are responsible for making sure that the purchase or sale of any security covered by this policy by any such person complies with this policy.

Notwithstanding the foregoing restrictions, purchases under an employee stock purchase plan and exercises of stock options are permitted at any time that there is an effective registration statement on Form S-8 with respect to such options or a valid exemption from regulations is available, although sales of the underlying shares are subject to the above restrictions. So-called “cashless” exercises (i.e., where shares are sold to satisfy the exercise price of the stock option) are not permitted during the restricted periods outlined above.

In addition, trades pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1 are permitted at any time. See Section 9 below.

2.Additional Restrictions for Designated Insiders.

In addition to the restrictions described elsewhere in this policy, “Designated Insiders” shall not make any purchase or sale of securities of Brainstorm during a “black-out period,” provided that such trades may be allowed at the discretion of the Chief Financial Officer in the event that the Designated Insider is not in possession of non-public material information.

Who is a “Designated Insider?” The following Brainstorm personnel shall be deemed Designated Insiders:

●	members of the Board of Directors of Brainstorm;
●	the Chief Executive Officer and all other executive officers of Brainstorm;
●	all Chief Scientific/Medical Officers and/or Advisors;
●	all employees who report directly to the Chief Executive Officer of Brainstorm;
●	all members of Brainstorm’s Legal Department (if any); and
●	all employees who report directly to the Chief Financial Officer of Brainstorm, and all members of Brainstorm’s Accounting and Finance Department.

Brainstorm reserves the right to designate other personnel as Designated Insiders and shall provide appropriate notice to the persons affected.

What is a “black-out period?” At such time as Brainstorm first recognizes revenue or its Board of Directors otherwise determines, Brainstorm will have the following black-out period:

●	The last business week prior to the end of each fiscal quarter or year-end, until after the applicable quarter or year-end earnings are released.

Designated Insiders will be notified of the exact date each black-out period begins and ends. You are also encouraged to discuss with the Company’s Chief Financial Officer and corporate counsel prior to executing any transactions involving Brainstorm’s securities.

Brainstorm may on occasion issue potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while Brainstorm is in the process of assembling the information to be released and until the information has been released.

From time to time, an event may occur that is material to Brainstorm and is known by only a few directors or executive officers. So long as the event remains material and non-public, the persons who are aware of the event, as well as Designated Insiders, may not trade in Brainstorm’s securities, as follows. The existence of an event-specific black-out will not be announced, other than to those who are aware of the event giving rise to the black-out. If, however, a person whose trades are subject to pre-clearance under Section 3 below requests permission to trade in Brainstorm’s securities during an event-specific black-out, Chief Financial Officer will inform the requesting person of the existence of a black-out period, without disclosing the reason for the black-out. Any person made aware of the existence of an event-specific black-out should not disclose the existence of the black-out to any other person. The failure of Chief Financial Officer to designate a person as being subject to an event-specific black-out will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Notwithstanding the foregoing restrictions, exercises of stock options are permitted at any time that there is an effective registration statement on Form S-8 with respect to such options or a valid exemption from regulations is available, although sales of the underlying shares are subject to the above restrictions. So-called “cashless” exercises (i.e., where shares are sold to satisfy the exercise price of the stock option) are not permitted during a black-out period. If eligible, Designated Insiders may also purchase shares through an employee stock purchase plan, but they may not increase or decrease their payroll deductions for this purpose or sell any shares purchased thereunder during a black-out period. However, they may completely stop their deductions at any time.

The foregoing restrictions also apply unequivocally to all members of the immediate family of, any family member sharing the home address of, and any corporation, partnership, trust or other entity owned or controlled by, a Designated Insider.

In addition, trades pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1 are permitted at any time. See Section 9 below.

Even if a black-out period is not in effect, at no time may you trade in Brainstorm’s securities if you are aware of material non-public information about Brainstorm.

3.Pre-clearance Procedures. To prevent inadvertent violations of the black-out period restrictions set forth in Section 2 and to avoid the appearance of impropriety, all transactions in securities of Brainstorm (including option exercises, gifts, loans, pledges, hedges, contributions to a trust or any other transfer) by Designated Insiders must be approved in advance by the Chief Financial Officer of Brainstorm. It is the responsibility of each Designated Insider to contact the Chief Financial Officer prior to the execution of any transaction in securities of Brainstorm.

4.Short Sales. All Brainstorm personnel are strictly prohibited from engaging in “short sales” of securities of Brainstorm (sales of securities that are not then owned).

5.Trading in Options and Other Derivative Securities. All Brainstorm personnel are prohibited from buying or selling, directly or indirectly, in the over-the-counter market, through an exchange or otherwise, options to purchase or sell securities of Brainstorm (i.e., puts, calls, straddles, etc.). Brainstorm believes that trading in options signals to the market and regulatory authorities that the individual engaged in such trading may possess material non-public information. Even if the individual is not trading on material non-public information, Brainstorm seeks to avoid even the appearance of impropriety. Please note that the prohibition on options trading affects only the secondary market in options and not the ability of Brainstorm personnel to exercise options granted to them by Brainstorm and sell shares underlying such options.

All Brainstorm personnel are also prohibited from trading of other derivative securities, the value of which is derived from the value of the common stock of Brainstorm.

6.General Black-Out Periods. Brainstorm reserves the right to forbid any particular trade or to declare a general black-out period preventing any trading of securities of Brainstorm by any Brainstorm personnel. If a general black-out period is declared, Brainstorm’s Chief Executive Officer or Chief Financial Officer will give notice to that effect and of the securities covered thereby. While any general black-out period is in effect, no Brainstorm personnel shall trade in the securities of Brainstorm.

Notwithstanding the foregoing restrictions, purchases under an employee stock purchase plan and exercises of stock options are permitted at any time that there is an effective registration statement on Form S-8 with respect to such options or a valid exemption from regulations is available, although sales of the underlying shares are subject to the above restrictions. So-called “cashless” exercises (i.e., where shares are sold to satisfy the exercise price of the stock option) are not permitted during a general black-out period.

In addition, trades pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1 are permitted at any time. See Section 9 below.

7.Public Disclosures. Brainstorm personnel shall not discuss any internal Brainstorm matters with anyone outside Brainstorm, except as required in the performance of regular Brainstorm duties, and never for the purpose of trading in Brainstorm securities. This prohibition applies specifically to inquiries concerning Brainstorm which may be received from stockholders, the financial community or the media. All responses to such inquiries on behalf of Brainstorm must be made only by a designated officer under controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiry of this nature, you should decline comment, refer the inquirer to Brainstorm’s Chief Financial Officer, and report the inquiry immediately to the same. This prohibition also applies specifically to “anonymous communications,” such as posting messages or participating in on-line bulletin boards or chat rooms. The prohibitions contained in this Section 7 are equally applicable to matters concerning subsidiaries of Brainstorm.

8.On-Line Bulletin Board and Chat Rooms. Information about Brainstorm and its subsidiaries, or other companies learned by an employee in the course of his or her employment, should be regarded as proprietary and confidential. Such information should only be used for Brainstorm’s business purposes and should only be shared with others whose jobs require them to have the information. All Brainstorm personnel are strictly prohibited from participating in any way in on-line bulletin boards and chat rooms concerning Brainstorm, its subsidiaries or its investments, even if the intent is to correct inaccurate statements or to defend Brainstorm. Such communications may result in the inadvertent release of proprietary and confidential information.

9.Rule 10b5-1 Trading Plans. Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Generally, under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you do not possess material nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material nonpublic information. While Rule 10b5-1 is designed to permit flexibility in the development and usage of these trading plans, you must scrupulously comply with the Rule’s criteria. Any Rule 10b5-1 trading plan must be pre-approved by the Chief Financial Officer of Brainstorm.

10.Legal Defense. Brainstorm and its subsidiaries shall have no obligation to provide or fund any legal defense for any Brainstorm personnel with respect to any Securities and Exchange Commission or civil action that arises from violations of the policies set forth herein.

11.Consequences of Violations. A violation of the foregoing responsibilities may expose Brainstorm, its subsidiaries and the individuals involved to severe adverse consequences, including monetary penalties of up to three times the amount of profit gained or loss avoided, criminal sanctions including imprisonment for up to ten years and fines of up to $1 million, and suspension of public trading in securities of Brainstorm. In addition, failure to observe Brainstorm’s policies set forth herein may result in immediate termination of employment for cause.

All Brainstorm personnel must strictly comply with the policies set forth above at all times. If you have any doubt as to your obligations under these policies, you should seek guidance from the Chief Financial Officer of Brainstorm. Do not attempt to resolve uncertainties on your own.

Employees will be required to certify their understanding of and intent to comply with the policies set forth above and may be required to re-certify compliance from time to time. Brainstorm reserves the right to amend this policy from time to time and will promptly communicate any such amendments to all Brainstorm personnel.

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ACKNOWLEDGEMENT

Please sign below acknowledging that you have read and agree to abide by Brainstorm Cell Therapeutics Inc. Policy on Trading of Securities and Public Disclosures.

I received, reviewed and agree to be bound by Brainstorm’s Insider Trading Policy.

Dated:
Name:
Title:

Please return this Acknowledgement to the Chief Financial Officer of Brainstorm Cell Therapeutics Inc.